MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	150,751
Adjustments to net income, for noncash transactions		
Depreciation		48,503
Realized loss on marketable securities		12,864
Net increase or decrease in assets and liabilities		
Receivable from clearing broker/dealer		(2,479,759)
Commissions receivable		(66,347)
Employee receivable		(121,101)
Income tax receivable		94,942
Other assets		42,484
Accounts payable and accrued expenses		(107,114)
Secured note to clearing broker/dealer		(1,009,041)
Commissions payable		182,413
Payable to shareholder		(225,387)
Deferred income taxes		(7,680)
Accrued income taxes		(4,430)
NET CASH USED IN OPERATING ACTIVITIES		(3,488,902)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of certificate of deposit		10,022
Purchases of marketable securities		(43,596)
Proceeds from sales of marketable securities		1,973,558
Purchases of property and equipment		(25,914)
NET CASH PROVIDED BY INVESTING ACTIVITIES		1,914,070
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		1,650,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,650,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		75,168
CASH AND CASH EQUIVALENTS, beginning of year		3,449
CASH AND CASH EQUIVALENTS, end of year	$	78,617
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	-

The accompanying notes are an integral
part of these financial statements.